Exhibit 99.9

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL INSURANCE HOLDINGS 1988 SAVINGS RELATED SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS IRISH SAVINGS RELATED SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS 1988 SHARE OPTION SCHEME; ROYAL INSURANCE HOLDINGS 1989 OVERSEAS SHARE OPTION SCHEME

3.	Period of return:	From 1 MARCH 2003 to 31 AUGUST 2003

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	6,755,971 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	NIL

6.	Balance under scheme not yet issued/allotted at end of period:	6,755,971 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	760,000,000 ORDINARY SHARES OF 25p EACH LISTED JULY 1996

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 1,439,987,211 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 30 BERKELEY SQUARE, LONDON W1J 6EW

Name: CAROLINE WEBB	Telephone: 020 7569 6075

Person making return	Name: JACKIE FOX

Position: DEPUTY GROUP COMPANY SECRETARY